Exhibit 99.1
RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Signs Agreement with Blue Helix
for U.K. Distribution
Agreement increases RiT’s reach of Intelligent Infrastructure Management (IIM)
solutions in the UK and Ireland.

Tel Aviv, May 28, 2014 - RiT Technologies Ltd. (NASDAQ: RITT) today announced that it has signed a distribution agreement with Blue Helix, a leading British supplier of networking products. Blue Helix will distribute the full range of RiT products with a focus on the PatchView+ Intelligent Infrastructure Management (IIM) solution.

“The addition of the RiT unique suite of products complements and extends our existing portfolio, enabling us to supply a robust solution to the growing number of customer requests for intelligent infrastructure solutions,” commented Mr. Colin Ryall, Blue Helix’s Managing Director.
“Choosing RiT, the innovator and market leader in the IIM field, was an obvious move for us: as a leading distributor we carry only the best products backed by the best support.”

Mr. Assaf Skolnik, RiT's VP Sales, added, “We are committed to working with BlueHelix, a leading and seasoned distributor in the UK market, with a strong record of deployments and superior customer service.

This partnership strategically positions RiT’s products in a key market and presents growth opportunities for the company, as UK based clients focus on economic and operational efficiencies in managing their network infrastructure.”

“We are confident Blue Helix is the right partner to assure smooth implementation of our products; and educate the market on the marked benefits of the PatchView+ IIM solution to operational efficiency and cost savings, through decreases in downtime, a reduction in technician errors, and reduced workload.”

About Blue Helix
Blue Helix is a dedicated distributor of fibre-optic and copper networking, as well as CCTV security systems. During its 10 years of trading, Blue Helix has enjoyed rapid growth to become one of the UK’s leading suppliers of networking products. Blue Helix strives to offer high quality products, excellent customer service with a strong emphasis on building long lasting relationships. More information at www.bluehelix.co.uk

About RiT Technologies
RiT is a leading provider of cabling, DCIM and IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our DCIM and IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com